UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **Release of maiden resource for Nuevo Chaquiro Deposit**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

3 November 2014

NEWS RELEASE

Release of maiden resource for Nuevo Chaquiro Deposit

- 604Mt @ 0.65% Cu, 0.32g/t Au, 4.38g/t Ag, and 116ppm Mo
- Contained metal content of 3.95Mt Cu, 6.13Moz Au, 85.2Moz Ag, and 70Kt Mo
- High grade zone open to the north and south and drilling continues

(JOHANNESBURG – RELEASE) – AngloGold Ashanti Limited (AGA) is pleased to announce the first Mineral Resource for the Nuevo Chaquiro deposit in the Quebradona Project Area. The Quebradona Project is a Joint Venture between AGA (88.5%) and B2Gold (11.5%). B2Gold is not participating in the exploration expenditure and its interest in the project is being diluted.

The Quebradona Project is situated in the Middle Cáuca region of Colombia, in the Department of Antioquia, 60 km southwest of Medellin (Figure 1). Nuevo Chaquiro, a significant copper-gold porphyry-style mineralised system, is one of five known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2012.

The maiden Inferred Mineral Resource for Nuevo Chaquiro is 604Mt at an average grade of 0.65% copper, 0.32g/t gold, 4.38g/t silver and 116ppm molybdenum for a contained metal content of 3.95Mt copper, 6.13Moz gold, 85.2Moz silver and 70Kt molybdenum.



Figure 1. Location

The Mineral Resource released here was tested for and found to have reasonable and realistic prospects for eventual economic extraction. It represents a realistic inventory of mineralisation within a conceptual underground mine design, based on two lifts using a combination of block caving and panel caving (Table 1, Figure 2). The development levels at 1000mRL and 1400mRL, were assumed to be potentially available to mine at some point in the future. Therefore all Inferred Mineral Resource above the 1000mRL within the mine design is included in the estimate and since non-selective mining methods are proposed no cut-off can be applied.

"Our global exploration programme has again delivered, this time a high-grade copper-gold deposit," Graham Ehm, AngloGold Ashanti's Executive Vice President: Group Planning and Technical, said. "Nuevo Chaquiro has potential to expand further at depth and along strike, and is an excellent addition to our long-term pipeline."

An analysis of the distribution of grade shows a high grade zone of >0.6% Cu on the eastern side of the deposit. This high grade zone is open to the north, south and at depth. The extensions of the high grade zone are the subject of the present drilling campaign.

Classification	Mine Area	Mt	Cu %	Au g/t	Ag g/t	Mo ppm	Cu Mt	Au Moz	Ag Moz	Mo Kt
Inferred	Lift 1	229.8	0.77	0.42	4.63	130.7	1.77	3.11	34.22	30.04
	Lift 2	374.8	0.58	0.25	4.23	106.8	2.19	3.02	50.98	40.03
	Total	**604.5**	**0.65**	**0.32**	**4.38**	**115.9**	**3.95**	**6.13**	**85.19**	**70.08**

Table 1. Nuevo Chaquiro Inferred Mineral Resource



Figure 2. Nuevo Chaquiro Hypothetical Lifts in Grey behind Grade Shells (view to North)

Competent Persons Statement
The information in this report is compiled by Mr. Rex Brommecker (MSc (Geology), BSc (Geology), PGeo) who is a Member of the Association of Professional Geoscientists of Ontario (APGO) which is a member of Canadian Council of Professional Geoscientists (CCPG). Mr. Brommecker has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person, as defined in the 2012 edition of the JORC Code. Rex

Brommecker is a full-time employee of the company and consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The Mineral Resource estimation has been reviewed and approved by Vaughan Chamberlain (MSc (Mining Engineering), BSc (Geology), MGSSA, FAusIMM) who is a Fellow of the Australasian Institute of Mining and Metallurgy. Mr. Chamberlain has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person, as defined in the 2012 edition of the JORC Code. Vaughan Chamberlain is a full-time employee of the company and consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Nuevo Chaquiro Mineral Resource Explanatory Notes – November 3, 2014

This Mineral Resource statement is the first estimate for the Nuevo Chaquiro Deposit in the Antioquia Department of Colombia.

Mineral Resource

The Mineral Resource estimate shown below for Nuevo Chaquiro was completed by external consultants QG Proprietary Limited and validated by an internal team. The Mineral Resource is reported according to the principles and guidelines of JORC 2012 and meets SAMREC 2007 guidelines. It is based on a database containing 23,583 records from 54 holes, with a total of 48,601.9m drilled that was available as of September 8th, 2014.

The Mineral Resource was tested for and found to have reasonable and realistic prospects for eventual economic extraction. It represents a realistic inventory of mineralisation within a conceptual underground mine design, based on two lifts using a combination of block caving and panel caving (Table 2, Figure 3). The development levels at 1000mRL and 1400mRL, were assumed to be potentially available to mine at some point in the future. Therefore all Inferred Mineral Resource above the 1000mRL within the mine design is included in the estimate and since non-selective methods are used, no cut-off can be applied. Additional potentially mineralised material is included in the mine design, but is not included as part of the reported Mineral Resource due to lower confidence in the grade estimate as a result of limited drill-hole data in those portions of the deposit.

Classification	Mine Area	Mt	Cu %	Au g/t	Ag g/t	Mo ppm	Cu Mt	Au Moz	Ag Moz	Mo Kt
Inferred	Lift 1	229.8	0.77	0.42	4.63	130.7	1.77	3.11	34.22	30.04
	Lift 2	374.8	0.58	0.25	4.23	106.8	2.19	3.02	50.98	40.03
	Total	**604.5**	**0.65**	**0.32**	**4.38**	**115.9**	**3.95**	**6.13**	**85.19**	**70.08**

Table 2. Nuevo Chaquiro Inferred Mineral Resource



Figure 3. Nuevo Chaquiro Hypothetical Lifts in Grey behind Grade Shells (View to North)

Geology

The Nuevo Chaquiro deposit consists of Miocene-aged diorite and quartz diorite dykes and thin vertical stocks intruding a thick section of andesitic tuffs and volcaniclastics of the Miocene-aged Combia Formation (Figure 4) which fills a large pull-apart basin within the prospective middle Cauca belt of central Colombia. Depth to mineralisation from the surface is of the order of 250–400 m. Typical Cu porphyry alteration zonation is evident with a high temperature, K-silicate central zone (biotite, magnetite, chalcopyrite, and molybdenite) which trends into an overlying sericitic alteration zone (muscovite, chlorite, quartz, pyrite, +/- tourmaline) surrounded by more distal propylitic alteration (chlorite, epidote, illite, carbonate). There is also an inner core of calcic-potassic alteration featuring biotite, actinolite, epidote, and anhydrite with lesser Cu, Au, and Mo values. The mineralised zone is characterised by fine stockworks, disseminations and veinlets of quartz, magnetite, pyrite, chalcopyrite and molybdenite. To date, the intrusive complex can be divided into an eastern early intrusive centre which contains abundant >0.6% Cu and Au mineralisation, and a central area comprised of abundant intra-mineral diorite and quartz diorites, of which a classic ore shell of lower grade mineralisation (>0.3% Cu) appears draped over the intrusions. The mineralisation also contains considerable amounts of by-product molybdenum and silver.

The mineralisation has been drill tested over a surface area measuring 1400 by 800m and to a vertical depth of 1550m. Possibilities exist to extend the high grade zone along strike to the north and south and at depth.


A
B
H_Chaquiro_Intrusives
Early Quartz Diorite
Intermineral Diorite
Early Diorite
Intermineral Quartz Diorite 1
Intermineral Quartz Diorite 2
Intermineral Quartz Diorite 3
H_Chaquiro_Alteration
Calcic-potassic
Argilic
Potassic
Propylitic
Sericite-chlorite
Supergene
Sericitic
Cu_Grade_Shell
> 0.30% Cu
Location
A: 416753, 634679
B: 419064, 635145
Figure 4. Nuevo Chaquiro representative Geological section (View to NW)

Mineral Resource Estimation Methodology

Data was composited to 6m lengths and coded for the geological and mineralisation domains. Extreme values were capped after examining histograms of the data for each element. Estimation was done using Ordinary Kriging (OK) into parent cells.

Quantitative Kriging Neighbourhood Analysis (QKNA), an analysis that measures the performance ‘quality’ of the estimate, was performed for the estimate. The estimation parameters applied for this estimation study reflect the results of that QKNA. Search ranges were set around 20% longer than the variogram model ranges for the respective directions. This allowed more cells to be informed, particularly in the background model, in the first estimation pass without undue effect to the estimation quality. Within the mineralised zones with greater data density the maximum sample parameter self-limits the range once the maximum is met.

A minimum of six samples were used for the first two search passes with a minimum of four samples for the third search pass. A maximum of 40 samples were used for all search passes. Three search passes were used with the second pass at twice the range of the first pass and the third pass at four times the range of the first pass. Rotation of the search ellipse was the same as for the variogram models. Estimation was into parent cells of 80m (Easting) x 80m (Northing) x 20m (RL) using a cell discretisation of 8 (Easting) x 8 (Northing) x 3 (RL).

With a relatively low data density, no sector restrictions were used and no restriction on the number of samples used from any one hole was imposed for most domains. The exception to this was for Cu in the background domain in both background and >0.45% Cu domains. Visual validation indicated the grades for these variables in these domains were overly affected by single drill holes in some areas. Octant restrictions were imposed for these estimates with a maximum of six samples from any single drill hole used.

Drilling Density

The drill holes have been drilled in a variety of directions and so the spacing between holes is not uniform. The drill hole spacing is between 100 to 200 metres within the Mineral Resource, becoming wider at depth and at some of the margins of the mineralisation. The distribution of drill holes and grade shells within the planned block cave is shown in Figures 3, 5 and 6.



Figure 5. Nuevo Chaquiro Hypothetical Lifts in Grey Behind Grade Shells (Plan View)



Figure 6. Nuevo Chaquiro Hypothetical Lifts in Grey behind Grade Shells (View to East)

JORC Code, 2012 Edition – Table 1

Section 1 Sampling Techniques and Data

Criteria	Commentary
Sampling techniques	AngloGold Ashanti (AGA) has carried out all the drilling within the Nuevo Chaquiro Cu-Au porphyry deposit. All drilling is diamond drill core using HW, NW and BW (as depths increase) sizes, with geochemistry carried out every 2m on half-core samples. The other half of the core is retained for geological / geotechnical reference and potential further sampling including metallurgical test work. In intervals of orientated core, the top half of core is sampled. In un-oriented core, the same half of the core has been sampled where possible, by extending a cut line from oriented intervals through into the un-oriented intervals. The lack of a consistent geological reference plane, (such as bedding or a foliation), precludes using geological features to orient the core.
Drilling techniques	Diamond drilling has predominantly been NW and BW in the mineralised zone with HW in the overlying saprolitic and un-mineralised (sericitic) units.
Drill sample recovery	Recovered core length for each drill run is recorded and measured against the expected core from that run. Core recovery is consistently very high.
Logging	All diamond drill cores have been geologically logged for lithology, alteration, mineralisation, and structure utilising AGA's standard logging code library. Diamond drill cores are orientated, photographed and physical parameters logged (density, susceptibility, resistivity, chargeability and spectral signature). Geotechnical and detailed structural logging is carried out on orientated core with core orientation confidence recorded. Geotechnical data recorded includes QSI, RQD, matrix, and fracture categorisation. All logging data are digitally captured and uploaded to a Century Fusion relational SQL and related databases.
Sub-sampling techniques and sample preparation	All diamond drill core is sawn into half-core on site. Sample preparation has been conducted by ALS in Bogota (2010-November 2012), Bucaramanga (December 2012) and Medellin (since January 2013). Analyses are conducted at the ALS Lima, Peru facility. On arrival at the sample preparation facility, the half-core samples are weighed and registered into the LIMS system. They are dried at 110°C on stainless steel trays in a gas fired temperature-controlled oven, then crushed to more than 70% passing 2 mm. One kilogram is split from the coarse crush using a riffle splitter and pulverised to better than 85% passing 75 microns in a LM2 ring mill. A second split of the coarse crush is retained for coarse residue homogeneity testing. A split of approximately 250g of pulverised material is sent to the analytical facility in Lima, Peru. Size checks are completed on randomly-selected samples after both the coarse crushing and pulverizing stages.
Quality of assay data and laboratory tests	All primary analysis has been carried out by ALS in Lima, Peru. Gold is determined by AAS after fire assay of a 50 g charge (method code Au-AA24). Samples reporting more than 10 ppm Au are reanalysed gravimetrically (Au-GRA22). A broad suite of elements, including Cu, Mo, and potentially deleterious elements, is determined by ICP-OES and ICP-MS after four-acid digestion (method code ME-MS61). These methods are considered total for the economically important elements. Samples reporting Cu analyses exceeding 10000 ppm are reanalysed using ore-grade method OG62. Since November 2013 high S concentrations (> 10 %) have been reanalysed by LECO. For most samples, Hg has been determined by cold vapour AAS after aqua regia digestion (method Hg-CV41); however, samples from CHA050 onwards are determined by ICP-MS (method Hg-MS42). Quality control samples are included with each analytical batch. Two coarse blank samples are inserted at the start of the batch, and one is inserted every 25 samples. One certified reference material (CRM) is inserted every 25 samples. The reference sample is alternated between a certified Au standard and a certified Cu standard. A coarse reject duplicate is analysed every 25 samples and the laboratory-selected pulp duplicates are inserted every 20-25 samples. CRMs reporting more than two standard deviations from the expected value are reviewed. Remedial actions are based on the magnitude of the apparently erroneous result, the tenor of the routine samples with respect to the CRM, and the position within the batch of the CRMs. These data are reviewed during monthly meetings with the laboratory, during which any

Criteria	Commentary
	reanalysis programs are agreed. Precision is evaluated through analysis of a second split from the coarse crush. Analytical data are of acceptable precision and accuracy.
Verification of sampling and assaying	On receipt of assay results from the laboratory the QA/QC results are verified by the Data Manager and data integrity by the geologists who compare results with geological logging. Ten percent of the samples within the +0.3 % Cu ore shell are reanalysed using equivalent procedures at a second laboratory, in this case SGS (Medellin). No twinned holes have been completed. Copper assays are returned from the assay laboratory in parts per million, which are converted to percentages prior to Mineral Resource estimation. Assay results received from the laboratories are emailed to the Medellin office and stored on the server. An invoice is mailed to Minera Quebradona SA along with a hard copy or digital PDFs of the results. The hard copies are filed in folders and PDFs stored on the network for future auditing purposes.
Location of data points	All hole locations within the Mineral Resource area to date have been located with a standard GPS and on completion the drill hole collars are re-surveyed using a RTK differential GPS. The grid system is UTM84-18N. A Digital Terrain Model over the Project area was created from 1:10,000 aerophotos.
Data spacing and distribution	Drill hole spacing over the project is variable, being influenced by environmental and social considerations. Where possible multiple drill holes are conducted from the same drill pad to minimise impact on the environment. The drill holes, where they pass through the higher grade zone of mineralisation, are projected to have separations of between 100 to 200m. In the medium grade zone the separation is generally 150m or above. The data spacing is considered sufficient to justify the classification of the Mineral Resource as Inferred, with further drilling required to bring the level of confidence up to Indicated. The deposit remains open to the north, south, and at depth. Geochemical sampling down the drill holes is carried out at 2m intervals and these are composited to 6m prior to resource estimation.
Orientation of data in relation to geological structure	The deposit is related to early quartz diorites intruded into a sub-horizontal tuff package with the mineralisation both in the diorites and disseminated into the tuffs. There is a WNW trend to the intrusive units and the majority of the resource drilling in the higher grade zones is orientated to intersect normal to this trend. The holes are sub-vertical (70-85°) which is largely normal to the general vertical grade variations within the deposit. The chance of bias introduced by sample orientation is thus considered minimal.
Sample security	Samples are sealed in plastic bags, which are in turn placed in larger poly-weave bags for transport. Approximately 5 to 6 sample bags are transported in each poly-weave bag. These are transported directly via road freight to the laboratory (approx. 3 hrs to ALS Medellin) with a corresponding submission form and consignment note. ALS checks the samples received against the submission form and notifies AGA of any missing, repeated or additional samples. Once ALS has completed the assaying, the pulp packets, pulp residues and coarse rejects are held in their secure warehouse. On request, the pulp packets are returned to the AGA warehouse on secure pallets where they are documented for long term storage and retrieval.
Audits or reviews	Field quality control and assurance is assessed on a daily, monthly and quarterly basis. Field QA/QC has been assessed internally by the Chief Geochemist Americas and later Chief Geochemist Greenfields Exploration as part of their audits of the Quebradona Project between 2011 and 2014.

Section 2 Reporting of Exploration Results

Criteria	Commentary
Mineral tenement and land tenure status	The Nuevo Chaquiro deposit is part of the Quebradona Project, a joint venture between Anglogold Ashanti (88.5%) and B2Gold (11.5%). AGA is the manager of the JV. The Project covers an area of 7,586ha in 5 Tenements. These tenements are in the process of being integrated into a single Contract.
	There are no known heritage or environmental impediments over the leases where significant results were received. The tenure is secure at the time of reporting. No known impediments exist to operate in the area.
Exploration done by other parties	B2Gold drilled shallow holes to the west of the deposit. AGA was the first company to drill deep into the porphyry.
Geology	The Nuevo Chaquiro deposit is a Cu/Au (Ag,Mo) porphyry related to early quartz diorites intruded into a sub-horizontal tuff package. The mineralisation occurs both in the diorites and disseminated in the tuffs.
Drill hole Information	No new exploration data is announced within this report.
Data aggregation methods	No new exploration data is announced within this report.
Relationship between mineralisation widths and intercept lengths	No new exploration data is announced within this report.
Diagrams	No new exploration data is announced within this report.
Balanced reporting	No new exploration data is announced within this report.
Other substantive exploration data	No new exploration data is announced within this report.
Further work	No new exploration data is announced within this report.

Section 3 Estimation and Reporting of Mineral Resources

Criteria	Commentary
Database integrity	AGA (Colombia) uses various software programs to collect the different forms of drilling data obtained during exploration. The main packages are from Microsoft (Excel and Access). Drilling data is captured in the field directly into laptop computers. Logging information, geochemical sampling data and physical property measurements are entered by field staff. Daily drilling forms are completed by the driller in hard copy and signed off by the geologist. The database is managed with Microsoft's SQL Server and the Century Fusion SQL data management system. The Century Fusion SQL data management system has been specifically developed for AGA's Colombian exploration and development projects and contains special queries and data management utilities. Many of these or additional processes have been modified or added to by AGA. The QC and merging of logging data into the database is semi-automated via Century Fusion. This program has the ability to read a file to split, composite and append data into the desired format. Semi-automatic loading of data is preferred so that any problems can be addressed immediately. These problems may include inconsistent intervals, wrong logging codes or incorrect initials for the person who collected the data. During the loading process some logging files are split into several tables, i.e. regolith, geology and alteration, to allow better management and access to data. Errors are held in the buffer until corrected. Assay results received from the laboratories are emailed to the Medellin office and stored on the server. An invoice is mailed to Minera Quebradona SA along with a hard copy or digital PDFs of the results. The hard copies are filed in folders and PDFs stored on the network for future auditing purposes.
Site visits	The Competent Persons have visited the site on numerous occasions.
Geological interpretation	3-dimenisonal solids of copper mineralisation were generated at a 0.45% cut-off grade, with an additional higher-grade core envelope at a cut-off grade of 0.6% copper. Molybdenum,

Criteria	Commentary
	interpreted at a cut-off grade of 100ppm, sits as a cap overlapping and above the copper mineralisation. A 3-dimensional solid of the host diorite and later quartz and inter-mineral diorites were created in Leapfrog3D software. A 2-dimensional base of saprock surface was also used to constrain grade and density estimates.
Dimensions	The Mineral Resource model covers an area 1.1km (east-west) by 0.8km (north-south) by 1.1km (vertical). The top of the orebody is a minimum of 200m below surface.
Estimation and modelling techniques	The Mineral Resource was estimated by external consultants QG Pty Ltd. The Mineral Resource model is estimated using the geostatistical technique of Ordinary Block Kriging. The estimated block size is 80 x 80 x 20m. Estimates were completed for copper, gold, silver, molybdenum, sulphur and arsenic using Isatis and Datamine software. Variograms were generated for each element and modelled using spherical models with a moderate to low nugget effect. Search ranges and estimation parameters were validated using Quantitative Kriging Neighbourhood Analysis, and were consistent with the ranges and rotations applied to the variogram models.
Moisture	Tonnage estimates are on a dry tonne basis.
Cut-off parameters	The Mineral Resource is reported within a notional marginal outline, based on a copper price of US$3.50/lb, US$1600/oz gold, US$15/lb Mo and US$29.26/oz Ag and values that represent typical costs for the mining method and preliminary mining and metallurgical recovery assumptions. Due to the limited selectivity in the proposed bulk mining method, no cut-off grade can be applied, and therefore all Inferred Mineral Resources within the design are reported, including internal dilution.
Mining factors or assumptions	The assumed mining method is underground block-caving and panel caving. No external dilution is taken into account in the Mineral Resource estimate.
Metallurgical factors or assumptions	Initial metallurgical test-work indicated no significant impediments to the recovery of Cu (with lesser recoveries of Au, Mo, and Ag) into a concentrate using standard floatation techniques. Preliminary, conservative, recovery factors from initial test-work were used in the analysis of the conceptual mine design and in the test for reasonable and realistic prospects for eventual economic extraction. Further test-work is required to validate the recovery assumptions before declaring an Ore Reserve.
Environmental factors or assumptions	Deleterious elements were reviewed spatially but found to be generally low-grade and isolated. Further metallurgical test-work is required to assess the likely levels whereby the deleterious elements would become problematic in concentrated form.
Bulk density	Dry Bulk Density determinations have been routinely collected on all core at two-metre intervals using water immersion methods. A coherent segment of core (>10cm length), representative of the interval, is selected. The weight is measured dry, in air, then measured submerged in water. Core was left to dry naturally on the core racks. Every 25th sample is determined in duplicate. Bulk density for one sample in 50 is checked at the commercial laboratory. Dry Bulk Density has been estimated using Ordinary Kriging where sufficient data exist. In non-estimated areas, the average measured value for that lithology and regolith type is used.
Classification	The estimates of the Mineral Resources presented in this report have been carried out in accordance with the principles and guidelines of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC, 2012) and the South African code for the reporting of exploration results, Mineral Resources and Mineral Reserves (The SAMREC code) 2007 edition Mineral Resources have been classified as Inferred.
Audits or reviews	No external audits or reviews have been completed on the Mineral Resource estimate. The Mineral Resource estimates were completed by external consultants QG Consulting Pty Ltd.
Discussion of relative accuracy/confidence	The Mineral Resource is classified as Inferred, which reflects the current understanding on the orebody. The geological continuity has been defined by drilling to date, however further drilling will be required to bring the estimate up to a level where detailed mine planning can occur. No Ore Reserve is declared at this time.

ENDS

JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 11 637 6031/+27 81 032 2563	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 11 637 6031/+27 81 032 2563	sbailey@anglogoldashanti.com
Fundisa Mgidi (South Africa)	/+27 11 6376763/+27 82 821 5322	fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2013, which was filed with the United States Securities and Exchange Commission ("SEC") on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

AngloGold Ashanti Limited

Incorporated in the Republic of South Africa Reg No: 1944/017354/06

ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 3, 2014

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance